

Adrian Ghenie (1977)

Lidless Eyes (2016)



Adrian Ghenie (b. 1977, Romania) is a contemporary painter known for his semi-abstract portraits of revolutionary or controversial historical figures.

INVESTMENT THESIS

Price Appreciation of Similar Works
18.5%

Appraised Value
N/A

Initial Offering
$1,665,000

Average Hammer Prices



$1.1m
$0.8m
$0.6m
$0.3m
$0.0
10
13
16
19

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	low 10 years
2020 Auction Sales	moderate $21,755,289
Repeat Sales	view

29% Progress

INVEST NOW

DEAL SHEET

Price appreciation of similar works for each painting is based on public auction sales for the specific artist who created the subject painting that occurred prior to the qualification of the applicable offering by the SEC. Unless otherwise indicated, such data will not be updated for sales occurring after such date. Past performance of similar works is not indicative of future performance and is not intended to be a proxy for historical or projected future performance of the specific painting or the shares.

WHY WE LIKE THIS PAINTING

- Featuring Vincent van Gogh, *Lidless Eye* is an excellent example of Ghenie's celebrated semi-abstract portraits of historical figures.
- Only three examples from the *Lidless Eye* collection have come to auction, including a larger example which set the artist's 2nd top auction record at $7,086,327 in 2020.
- Paintings by Ghenie are relatively scarce – only a dozen or so paintings are finished by the artist each year – leading to high demand from collectors.
- The artist's top auction record of $9,054,022 was set by Nickelodeon (2008), which was previously owned by billionaire François Henri-Pinault (owner of Christie's auction house).
- Ghenie is represented by PACE Galleries – one of the top 3 galleries worldwide.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales	2020 Number of Lots Sold
$21,755,289	19

adrian GHENIE

b. 1977, ROMANIA



THE PAINTING

Lidless Eye, 2016

Oil on canvas: mounted on board

17 × 18 in. (43 × 37.9 cm.)

Offering Circular: sec.gov/edgar

ARTIST MARKET APPRECIATION[1]

18.5%

INITIAL OFFERING

$1,665,000



Adrian Ghenie (b. 1977, Romania) is a contemporary painter known for his semi-abstract portraits of revolutionary or controversial historical figures.

Most recognizable in Adrian Ghenie's oeuvre are his historical portraits, painted and scraped in alternating layers using a palette knife, in order to abstract the subject. The Painting is a work from the artist's series of psychological depictions of Dutch Post-Impressionist Vincent van Gogh. Ghenie became fascinated by Van Gogh at a young age, and his 1998 trip to see Van Gogh's *Self-Portrait* at the D'Orsay left a lasting impression on the artist, still visible in his work decades later. In the Painting, the background is rendered in green and blue, on top of which the artist layered flesh tones and bright red hues to construct the portrait itself. The left side of Van Gogh's face remains unchanged, which helps the viewer understand Ghenie's artistic process.

Due to the relative scarcity of works by Adrian Ghenie, only three paintings from the Lidless Eye series have sold at auction as of March 30, 2021. The closest comparable to the Painting, with a similar palette and form, *The Lidless Eye* (2017), sold for $1,335,000 in 2019, and another work of similar scale, *Lidless Eye* (2015), sold for £842,500 ($1,121,451) in 2016. As of March 30, 2021, the second most expensive work by the artist to have sold at auction is a six foot tall portrait from this series, *Lidless Eye* (2016-2018), which sold for HK$54,920,000 ($7,086,327) in 2020. Though no direct comparables have sold since 2019, the strong result of a large scale portrait of the series speaks to the strength of Ghenie's market. The series, the year, composition and execution make the Painting a desirable example of the artist's work.

Ghenie is a contemporary painter known for his semi-abstract portraits of revolutionary or controversial historical figures. Between 1991 and 1994, Ghenie studied fine art at the Arts and Crafts School in Baia Mare. In preparation for university, Ghenie painted copies of works by the Old Masters and received personal instruction from a professor at the Art and Design University in Cluj-Napoca. In 2001, Ghenie graduated from the aforementioned school and moved to Austria soon after, where he subsequently lost the desire to be an artist.

Adrian Ghenie returned to Romania in 2005 and opened Plan B gallery with Mihai Pop. In 2006, Ghenie resumed his painting practice, debuted his first solo exhibition at Plan B, and participated in a group exhibition at Haunch of Venison, Zurich. Ghenie was honored with a solo exhibition at the National Museum of Contemporary Art, Bucharest in 2009. That same year, *Nickelodeon* (2008) was acquired by François-Henri Pinault, owner of Christie's auctioneers and Kering, from Haunch of Venison. As of March 30, 2021, the aforementioned painting holds the record as the most expensive work by the artist to be sold at auction, achieving a price of £7,109,000 ($9,054,022) in 2016. The artist's work was included in the group exhibition, "The World Belongs to You", at the Palazzo Grassi in Venice from 2011 to 2012. Ghenie represented Romania at the 56th Venice Biennale in 2015, with *Adrian Ghenie's Darwin Room*, a three room showcase of the artist's abstracted self-portraits as Darwin. According to a 2016 article in the New York Times, paintings by Ghenie are relatively scarce, and only ten to fifteen works are finished by the artist each year.

Adrian Ghenie's work has been featured in solo exhibitions at the Museum of Contemporary Art Denver, the National Museum of Contemporary Art in Romania and the Stedelijk Museum voor Actuele Kunst in Belgium. His work is in the permanent collections of noted institutions such as the Museum of Modern Art in New York, the Los Angeles County Museum of Art, the Centre Pompidou in Paris, the Hermitage Museum in Saint Petersburg, and the Tate in London. As of March 30, 2021, Ghenie's auction records are led by the aforementioned sale of *Nickelodeon* (2008), followed by *Lidless Eye* (2016-2018), which sold for HK$54,920,000 ($7,086,327) in 2020, and *Boogeyman* (2010), which sold for £4,851,900 ($6,354,353) in 2018.

AVERAGE HAMMER PRICES[2]


$1.2M
$0.9M
$0.6M
$0.3M
2010
2011
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2012
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2015
2016
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“On one hand, I work on an image in an almost classical vein: composition, figuration, use of light.

On the other hand, I do not refrain from resorting to all kinds of idioms, such as the surrealist principle of association or the abstract experiments which foreground texture and surface.”

IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart includes a summary of total auction sales and average hammer prices for paintings by Adrian Ghenie based on public records as tracked by Art-Price. Between the year ending December 31, 2014 and the year ending December 31, 2020, 124 paintings by Adrian Ghenie were sold at auction for a total of $90.4 million. From the year ending December 31, 2014 to the year ending December 31, 2020, total auction sales, excluding buyer's premium, have increased by 24.4% annually on average and average hammer prices increased by 18.5% annually on average. This analysis does not include works on paper, prints, editions, multiples or any non-unique works of art by the artist. This analysis also excludes artworks that went "unsold" or were "bought-in" at auction as a result of not meeting the seller's reserve price. For the purposes of the chart, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date per ArtPrice. Though we believe this to be a comprehensive list of public auction sales, no definitive object-oriented database is known to Masterworks, and therefore, despite our best efforts the list of objects may be incomplete.

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